UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 30, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 THIRD QUARTERLY REPORT

This announcement is made pursuant to the disclosure requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2019 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2019 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

		Unit: million Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)
Total assets	281,343	236,765	18.83
Net assets attributable to shareholders of the listed company	67,966	55,765	21.88

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period last year (January to September)	Increase/ decrease compared with the same period last year (%)
Net cash flows from operating activities	20,703	21,072	-1.75

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period last year (January to September)	Increase/ decrease compared with the same period last year (%)
Revenue	93,400	87,878	6.28
Net profit attributable to shareholders of the listed company	4,367	4,490	-2.74
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	3,893	4,230	-7.97
Weighted average return on net assets (%)	7.48	8.00	Decrease by 0.52 percentage point
Basic earnings per share (RMB/share)	0.2932	0.3100	-5.42
Diluted earnings per share (RMB/share)	0.2932	0.3100	-5.42

Note:

Earnings per share of the Company is calculated based on the weighted average number of outstanding ordinary shares of the parent company. The weighted average number of outstanding ordinary shares of the parent company was 14,892,000,000 during the reporting period and 14,468,000,000 for the same period of last year.

Non-recurring profit and loss and relevant amounts

	Unit: million Currency: RMB
Item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)
Gain on disposal of a subsidiary	—	64
Reversal of impairment provision for trade receivables	—	3
Fair value changes of financial assets/liabilities held for trading	2	20
Non-operating incomes and expenses other than the above	130	540
Impact on minority interests (after tax)	-2	-11
Impact on income tax	-37	-142

Total	93	474

2.2

The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

					Unit: Shares

Total number of shareholders						212,425

	Shareholding of the 10 largest shareholders
			Number of
			shares with
	Shareholdings		trading
	as at the end		moratorium	Pledged or locked-up		Nature of
Name of shareholder (in full)	of the period	Proportion	held	Status of	Number of	shareholders
		(%)		shares	shares

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 ) (“CEA Holding”)	5,072,922,927	30.97%	0	None	0	State-owned legal person

HKSCC Nominees Limited	4,701,784,955	28.71%	0	Unknown	Unknown	Overseas legal person

Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 ) (“Shanghai Jidaohang”)	589,041,096	3.60%	589,041,096	Pledged	589,041,096	Domestic non-state-owned legal person

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	3.07%	0	None	0	State-owned legal person

Delta Air Lines, Inc.	465,910,000	2.84%	0	None	0	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司 )	465,838,509	2.84%	0	Pledged	465,838,509	Domestic non- state-owned legal person

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 ) (“CES Finance”)	457,317,073	2.79%	0	None	0	State-owned legal person

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司)	429,673,382	2.62%	0	None	0	State-owned legal person

Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限公司 ) (“JuneYao Group”)	311,831,909	1.90%	311,831,909	Pledged	311,831,909	Domestic non- state-owned legal person

China Structural Reform Fund Corporation Limited (中國國有企業結構調整基金股份有限公司 )	273,972,602	1.67%	273,972,602	None	0	State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium
	Number of listed
	shares without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

China Eastern Air Holding Company Limited (中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC Nominees Limited	4,701,784,955	Overseas listed foreign shares	4,701,784,955

China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509

CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382

China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254

Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	94,509,614	RMB ordinary shares	94,509,614

Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	RMB ordinary shares	70,984,100

Description of connected relationship or activities in concert among the above shareholders	Among the 4,701,784,955 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner; 12,000,000 shares are held by Shanghai Juneyao Airlines Co., Ltd. (“JuneYao Airlines”) in the capacity of beneficial owner; and 517,677,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of JuneYao Airlines, in the capacity of beneficial owner.

CEA Holding owns 100% equity interest in CES Finance; CES Finance owns 100% equity interest in CES Global; thus, CEA Holding indirectly owns 100% equity interest in CES Global. JuneYao Group owns 100% equity interest in Shanghai Jidaohang; JuneYao Group directly owns 51.92% equity interest in JuneYao Airlines; and JuneYao Group and its connected parties own 53.76% equity interest in JuneYao Airlines in aggregate.

The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Note:

CEA Holding and its wholly-owned subsidiaries own 8,156,480,000 shares of the Company in aggregate, representing 49.80% of the total share capital of the Company. JuneYao Group and its wholly-owned subsidiaries and JuneYao Airlines and its wholly-owned subsidiaries own 1,649,950,919 shares of the Company in aggregate, representing 10.07% of the total share capital of the Company.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

For the first three quarters of 2019, the Company achieved passenger traffic volume of 166,562.82 million passenger-kilometres, representing an increase of 10.43% from the same period last year; served 97.9201 million travelers, representing an increase of 8.06% from the same period last year; and achieved passenger load factor of 82.57%, representing a decrease of 0.33 percentage points from the same period last year.

For the first three quarters of 2019, the Company’s revenue amounted to RMB93,400 million, representing an increase of 6.28% from the same period last year; total profits amounted to RMB6,095 million, representing a decrease of 3.39% from the same period last year; net profit attributable to the shareholders of the parent company amounted to RMB4,367 million, representing a decrease of 2.74% from the same period last year; and net profit attributable to the shareholders of the listed company after deducting non-recurring profit and loss amounted to RMB3,893 million, representing a decrease of 7.97% from the same period last year.

For the third quarter of 2019, the Company’s revenue amounted to RMB34,616 million, representing an increase of 3.47% from the same period last year; total profits amounted to RMB3,385 million, representing an increase of 7.87% from the same period last year; and net profit attributable to the shareholders of the parent company amounted to RMB2,424 million, representing an increase of 9.83% from the same period last year.

	Change compared to the end of last year	Reason for the change
Monetary capital	134%	Primarily due to the reserve of capital by the Company for prepayment of aircraft engines based on its requirements.

Trade receivables	84%	Primarily due to the cyclical impact of the billing and settlement plan.

Prepayments	-68%	Primarily due to the decrease in amortisation for aircraft lease rentals as a result of the implementation of the New Lease Standards by the Company.

Fixed assets	-49%	Primarily due to the transfer of finance lease assets to right-of-use assets as a result of the implementation of the New Lease Standards by the Company.

	Change compared to the end of last year		Reason for the change
Right-of-use assets	—		Primarily due to the recognition of lease assets as right-of-use assets and transfer to finance lease assets as a result of the implementation of the New Lease Standards by the Company.

Deferred income tax assets	240%		Primarily due to the adjustment of opening balance of retained earnings and adjustment of deferred income tax as a result of the implementation of the New Lease Standards by the Company.

Short-term borrowings Other current liabilities Long-term borrowings Bonds payable	-73 39 -52 36	% % % %	Primarily due to the decrease in financing from short-term borrowings and long-term borrowings and increase in financing from super short-term debentures and issuance of corporate bonds by the Company based on financial market conditions.

Long-term payables	-98%		Primarily due to the transfer of finance lease payables to lease liabilities as a result of the implementation of the New Lease Standards by the Company.

Lease liabilities	—		Primarily due to the recognition of operating lease liabilities and transfer to finance lease liabilities as a result of the implementation of the New Lease Standards by the Company.

Estimated liabilities	228%		Primarily due to the recognition of return condition checks for lease assets as a result of the implementation of the New Lease Standards by the Company.

3.2	Analysis of the progress of significant events and their effects and proposed solutions

1.

On 29 August 2019, the Company successfully completed the non-public issuance of 517,677,777 H shares to Shanghai Juneyao Airlines Hong Kong Limited, a wholly-owned subsidiary of JuneYao Airlines. On 3 September 2019, the Company successfully completed the non-public issuance of 1,394,245,744 A Shares to JuneYao Airlines and JuneYao Group, its controlling shareholder, Shanghai Jidaohang Enterprise Management Company Limited, China Structural Reform Fund Corporation Limited, etc, introducing JuneYao Airlines and JuneYao Group as strategic investors of the Company. Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has also completed the work of the subscription of the non-public issuance of A shares of JuneYao Airlines. Upon the completion of the above issuance, Eastern Airlines Industry Investment holds 15% of the shares of JuneYao Airlines, and JuneYao Airlines and JuneYao Group and its connected parties hold approximately 10.07% of the shares of the Company in aggregate. For details, please refer to the announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 15 June, 2 August, 30 August and 4 September 2019.

2.

On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019. For details, please refer to the announcements of the Company published on the website of the Shanghai Stock Exchange on 15 August, 19 August and 27 August 2019.

3.

On 30 August 2019, the Board of the Company considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the Articles of Association” to amend the Articles of Association, The Rules For Procedures For General Meetings, Detailed Working Rules For The Audit And Risk Management Committee of The Board Of Directors, Detailed Working Rules For The Nominations And Remuneration Committee of The Board Of Directors, Detailed Working Rules For The Planning And Development Committee of The Board Of Directors, and Detailed Working Rules For The Aviation Safety And Environment Committee of The Board Of Directors. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 31 August 2019.

4.

On 30 August 2019, the Board of the Company considered and approved the “resolution in relation to the daily connected transactions for 2020–2022” to approve the continuing connected transactions, including financial services, import and export services, catering supply and other services, flight complementary services, property leasing services, advertising agency services, aircraft finance lease services, aircraft operating lease services, freight logistics support services, bellyhold space contractual operation services, Air France-KLM aviation transportation cooperation and support services, aviation information technology services and aviation supplies maintenance services, and the caps for the transactions for 2020–2022, between the Company and its connected parties. The aforementioned continuing connected transactions are still subject to consideration at the general meeting of the Company. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 31 August 2019.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Not applicable

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 29 October 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2019 (unaudited)

RMB million
	30 September	31 December	30 September	31 December
	2019 Consolidated	2018 Consolidated	2019 Company	2018 Company
Assets
Current assets
Monetary capital	1,549	662	1,324	400
Held-for-trading financial assets	116	96	116	96
Hedge instruments	81	1	81	1
Notes receivables	—	4	—	—
Trade receivables	2,637	1,432	2,023	1,177
Prepayments	247	765	90	242
Other receivables	5,314	5,203	9,151	11,413
Inventory	2,393	1,950	35	29
Contract assets	—	—	—	—
Held-for-sale assets	11	11	—	—
Non-current assets due within one year	26	18	4	4
Other current assets	6,596	5,790	5,815	5,224

Total current assets	18,970	15,932	18,639	18,586

Non-current assets
Hedge instruments	90	222	90	222
Long-term equity investment	2,680	2,273	15,510	15,174
Other equity instrument investments	1,287	1,247	1,202	1,149
Investment properties	669	724	177	181
Fixed assets	89,816	175,675	60,028	113,116
Right-of-use assets	130,978	—	77,350	—
Construction in progress	22,374	26,554	21,694	26,214
Intangible assets	1,728	1,726	1,140	1,140
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,957	1,832	1,649	1,531
Deferred income tax assets	704	207	164	—
Other non-current assets	1,062	1,345	1,293	1,411

Total non-current assets	262,373	220,833	189,325	169,166

Total assets	281,343	236,765	207,964	187,752

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2019 (Cont’d) (unaudited)

RMB million
	30 September 2019 Consolidated	31 December 2018 Consolidated	30 September 2019 Company	31 December 2018 Company
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	2,200	8,120	7,841	16,357
Held-for-trading financial liabilities	—	—	—	—
Hedge instruments	16	29	16	29
Notes payables	—	4	—	4
Trade payables	14,539	12,162	10,642	9,950
Account collected in advance	—	6	15	6
Contract liabilities	7,730	8,811	7,212	8,123
Staff remuneration payable	2,532	2,854	1,283	1,663
Tax payable	2,659	2,065	1,022	928
Other payables	7,077	7,581	7,481	9,084
Non-current liabilities due within one year	16,672	16,551	10,171	12,755
Other current liabilities	20,751	14,878	20,730	14,821

Total current liabilities	74,176	73,061	66,413	73,720

Non-current liabilities
Long-term borrowings	4,056	8,490	3,867	5,131
Hedge instruments	3	—	3	—
Bonds payable	23,633	17,377	21,069	14,880
Long-term payables	1,510	69,355	663	44,368
Lease liabilities	92,624	—	53,953	—
Long-term staff remuneration payable	2,722	2,822	2,150	2,206
Estimated liabilities	9,053	2,761	3,990	777
Deferred income	161	1,294	152	1,132
Deferred income tax liabilities	—	84	—	63
Other non-current liabilities	1,688	2,169	1,121	1,245

Total non-current liabilities	135,450	104,352	86,968	69,802

Total liabilities	209,626	177,413	153,381	143,522

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2019 (Cont’d) (unaudited)

RMB million
	30 September 2019 Consolidated	31 December 2018 Consolidated	30 September 2019 Company	31 December 2018 Company
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	16,379	14,467	16,379	14,467
Capital reserves	34,291	26,760	35,001	27,470
Other comprehensive income	-2,157	-2,213	-1,479	-1,550
Surplus reserves	570	570	568	568
Undistributed profits	18,883	16,181	4,114	3,275

Total equity attributable to shareholders of parent company	67,966	55,765	54,583	44,230

Minority interests	3,751	3,587

Total shareholders’ equity	71,717	59,352	54,583	44,230

Total liabilities and shareholders’ equity	281,343	236,765	207,964	187,752

The financial statements are signed by:

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Li Yangmin

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2019 (unaudited)

RMB million
	Jul to Sep 2019 Consolidated	Jul to Sep 2018 Consolidated	Jan to Sep 2019 Consolidated	Jan to Sep 2018 Consolidated	Jul to Sep 2019 Company	Jul to Sep 2018 Company	Jan to Sep 2019 Company	Jan to Sep 2018 Company
Revenue	34,616	33,456	93,400	87,878	21,862	19,879	58,193	52,074
Less: Operating costs	27,544	26,630	79,769	74,419	17,477	16,202	50,327	45,447
Taxes and surcharges	76	113	232	275	17	51	76	117
Selling expenses	1,492	1,600	4,468	4,467	1,129	1,179	3,294	3,272
Administrative expenses	893	803	2,456	2,209	563	505	1,595	1,436
Research and development expenses	24	20	72	62	24	20	72	61
Finance costs	2,791	2,550	5,572	5,032	1,913	1,993	3,845	4,026
Of which: Interest expenses	1,343	892	3,832	2,762	910	342	2,569	994
Interest income	25	15	70	67	13	13	50	62
Asset impairment loss	—	—	—	4	—	—	—	—
Credit impairment loss	—	—	3	2	—	—	—	1
Add: Other gains	1,370	1,050	4,346	3,865	647	534	2,206	2,193
Investment gains	57	85	319	175	50	178	407	286
Of which: Gains from investments in associates and joint ventures	44	64	237	149	200	64	391	167
Gains arising from changes in fair value	2	38	20	281	2	38	20	281
Gains from disposal of assets	11	36	11	30	11	—	11	2

Operating profit	3,236	2,949	5,524	5,759	1,449	679	1,628	476
Add: Non-operating income	156	218	592	587	132	188	461	467
Less: Non-operating expenses	7	29	21	37	4	20	14	26

Total profits	3,385	3,138	6,095	6,309	1,577	847	2,075	917
Less: Income tax expenses	738	706	1,314	1,371	456	222	489	197

Net profit	2,647	2,432	4,781	4,938	1,121	625	1,586	720

Classified by continuation of business
Net profit from continuing activities	2,647	2,432	4,781	4,938
Net profit from discontinued activities	—	—	—	—
Classified by ownership
Net profit attributable to shareholders of parent company	2,424	2,207	4,367	4,490
Minority interests	223	225	414	448

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to September 2019 (Cont’d) (unaudited)

RMB million
	Jul to Sep 2019 Consolidated	Jul to Sep 2018 Consolidated	Jan to Sep 2019 Consolidated	Jan to Sep 2018 Consolidated	Jul to Sep 2019 Company	Jul to Sep 2018 Company	Jan to Sep 2019 Company	Jan to Sep 2018 Company
Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re- measuring defined benefit plan	13	35	26	(91)	11	26	34	(64)
Other comprehensive income that cannot be transferred to profit or loss under the equity method	9	(3)	12	(19)	9	(3)	12	(19)
Changes in fair value of other equity instrument investments	22	—	32	(7)	22	—	45	(6)

Other comprehensive income that will be reclassified into profit or loss
Other comprehensive income that can be transferred to profit or loss under the equity method	—	—	—	—	—	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	—	—	—	—	—	—
Cash flow hedge reserve	41	30	(20)	140	41	30	(20)	140

Other comprehensive income, net of tax
Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	85	62	56	23

Other comprehensive income, net of tax, attributable to minority interests	—	—	(6)	—

Total comprehensive income	2,732	2,494	4,831	4,961

Of which:
Total comprehensive income attributable to shareholders of the parent company	2,509	2,269	4,423	4,513

Total comprehensive income attributable to minority interests	223	225	408	448

Earnings per share
Basic earnings per share (in RMB)	0.15	0.15	0.29	0.31

Diluted earnings per share (in RMB)	0.15	0.15	0.29	0.31

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2019 (unaudited)

RMB million
	Jan to Sep 2019 Consolidated	Jan to Sep 2018 Consolidated	Jan to Sep 2019 Company	Jan to Sep 2018 Company
1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	97,607	96,324	61,981	66,372
Refund of taxes	85	481	21	467
Other cash received from operating activities	10,049	8,914	8,477	8,545

Sub-total of cash inflow from operating activities	107,741	105,719	70,479	75,384

Cash paid for purchase of goods and receiving of labour services	(62,380)	(60,427)	(46,825)	(45,877)
Cash paid to and for employees	(15,444)	(14,547)	(9,394)	(7,739)
Taxes paid	(3,771)	(4,153)	(1,334)	(1,353)
Other cash paid for operating activities	(5,443)	(5,520)	(4,274)	(6,852)

Sub-total of cash outflow from operating activities	(87,038)	(84,647)	(61,827)	(61,821)

Net cash flow from operating activities	20,703	21,072	8,652	13,563

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2019 (Cont’d) (unaudited)

RMB million
	Jan to Sep 2019 Consolidated	Jan to Sep 2018 Consolidated	Jan to Sep 2019 Company	Jan to Sep 2018 Company
2. Cash flow from investing activities
Cash received from disposal of investment	—	—	25	—
Investment income in cash	125	71	271	167
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	61	789	55	360
Net cash received from disposal of subsidiaries and other operating unit	(90)	(11)	—	—
Other cash received from investing activities	1,838	741	1,850	736

Sub-total of cash inflow from investing activities	1,934	1,590	2,201	1,263

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(11,276)	(14,910)	(10,711)	(12,890)
Investments paid in cash	(102)	(16)	(102)	(16)
Other cash paid for investing activities	(42)	(22)	(42)	—

Sub-total of cash outflow from investing activities	(11,420)	(14,948)	(10,855)	(12,906)

Net cash flow from investing activities	(9,486)	(13,358)	(8,654)	(11,643)

The accompanying notes form an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to September 2019 (Cont’d) (unaudited)

RMB million
	Jan to Sep 2019 Consolidated	Jan to Sep 2018 Consolidated	Jan to Sep 2019 Company	Jan to Sep 2018 Company
3. Cash flow from financing activities
Cash received from acquisition of investment	9,439	—	9,439	—
Cash received from borrowings	42,426	53,859	50,495	54,309
Other cash received from financing activities	35	—	35	—

Sub-total of cash inflow from financing activities	51,900	53,859	59,969	54,309

Cash paid for repayment of indebtedness	(39,728)	(51,788)	(47,223)	(48,939)
Cash payments for distribution of dividends, profits expense or payment of interest	(4,138)	(3,792)	(2,618)	(3,185)
Other cash paid for financing activities	(18,376)	(6,904)	(12,061)	(4,736)

Sub-total of cash outflow from financing activities	(62,242)	(62,484)	(61,902)	(56,860)

Net cash flow from financing activities	(10,342)	(8,625)	(1,933)	(2,551)

4. Effect of changes in exchange rate on cash and cash equivalents	13	45	2	1

5. Net increase in cash and cash equivalents	888	(866)	(1,933)	(630)
Add: Balance of cash and cash equivalents at the beginning of the year	646	4,616	3,252	3,882

6. Balance of cash and cash equivalents at the end of the year	4,534	3,750	1,319	3,252

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Unaudited)

RMB million
	31 December	1 January
	2018 Consolidated	2019 Consolidated	Adjusted amount
Assets
Current assets
Monetary capital	662	662
Held-for-trading financial assets	96	96
Hedge instruments	1	1
Notes receivables	4	4
Trade receivables	1,432	1,432
Prepayments	765	362	(403)
Other receivables	5,203	5,203
Inventory	1,950	1,950
Held-for-sale assets	11	11
Non-current assets due within one year	18	18
Other current assets	5,790	5,790
Total current assets	15,932	15,529	(403)

Non-current assets
Long-term equity investment	2,273	2,273
Other equity instrument investments	1,247	1,247
Hedge instruments	222	222
Investment properties	724	724
Fixed assets	175,675	81,259	(94,416)
Right-of-use assets	—	126,434	126,434
Construction in progress	26,554	26,554
Intangible assets	1,726	1,726
Goodwill	9,028	9,028
Long-term deferred expenses	1,832	1,832
Deferred income tax assets	207	702	495
Other non-current assets	1,345	1,345
Total non-current assets	220,833	253,346	32,513

Total assets	236,765	268,875	32,110

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Cont’d) (Unaudited)

RMB million
	31 December 2018 Consolidated	1 January 2019 Consolidated	Adjusted amount
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	8,120	8,120
Hedge instruments	29	29
Notes payables	4	4
Trade payables	12,162	12,162
Account collected in advance	6	6
Contract liabilities	8,811	8,811
Staff remuneration payable	2,854	2,854
Tax payable	2,065	2,065
Other payables	7,581	7,581
Non-current liabilities due within one year	16,551	21,736	5,185
Other current liabilities	14,878	14,878
Total current liabilities	73,061	78,246	5,185

Non-current liabilities
Long-term borrowings	8,490	8,490
Bonds payable	17,377	17,377
Long-term payables	69,355	1,292	(68,063)
Long-term staff remuneration payable	2,822	2,822
Estimated liabilities	2,761	6,450	3,689
Lease liabilities	—	94,333	94,333
Deferred income	1,294	179	(1,115)
Other non-current liabilities	2,169	2,169
Deferred income tax liabilities	84	—	(84)
Total non-current liabilities	104,352	133,112	28,760

Total liabilities	177,413	211,358	33,945

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated Balance Sheet (Cont’d) (Unaudited)

RMB million
	31 December	1 January
	2018 Consolidated	2019 Consolidated	Adjusted amount
Liabilities and shareholders’ equity

Shareholders’ equity
Share capital	14,467	14,467
Capital reserves	26,760	26,760
Other comprehensive income	(2,213)	(2,213)
Surplus reserves	570	570
Undistributed profits	16,181	14,516	(1,665)

Total equity attributable to shareholders of parent company	55,765	54,100	(1,665)

Minority interests	3,587	3,417	(170)

Total shareholders’ equity	59,352	57,517	(1,835)

Total liabilities and shareholders’ equity	236,765	268,875	32,110

The above adjustments are the impact of the implementation of the New Lease Standards.

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Unaudited)

RMB million
	31 December	1 January
	2018 Company	2019 Company	Adjusted amount
Assets
Current assets Monetary capital	400	400
Held-for-trading financial assets	96	96
Hedge instruments	1	1
Notes and trade receivables	1,177	1,177
Prepayments	242	74	(168)
Other receivables	11,413	11,413
Inventory	29	29
Held-for-sale assets	—	—
Non-current assets due within one year	4	4
Other current assets	5,224	5,224

Total current assets	18,586	18,418	(168)

Non-current assets Long-term equity investment	15,174	15,174
Other equity instrument investments	1,149	1,149
Hedge instruments	222	222
Investment properties	181	181
Fixed assets	113,116	52,232	(60,884)
Right-of-use assets	—	75,134	75,134
Construction in progress	26,214	26,214
Intangible assets	1,140	1,140
Goodwill	9,028	9,028
Long-term deferred expenses	1,531	1,531
Deferred income tax assets	—	186	186
Other non-current assets	1,411	1,411

Total non-current assets	169,166	183,602	14,436

Total assets	187,752	202,020	14,268

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Cont’d) (Unaudited)

RMB million
	31 December 2018 Company	1 January 2019 Company	Adjusted amount
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	16,357	16,357
Hedge instruments	29	29
Notes payables	4	4
Trade payables	9,950	9,950
Account collected in advance	6	6
Contract liabilities	8,123	8,123
Staff remuneration payable	1,663	1,663
Tax payable	928	928
Other payables	9,084	9,084
Non-current liabilities due within one year	12,755	15,009	2,254
Other current liabilities	14,821	14,821

Total current liabilities	73,720	75,974	2,254

Non-current liabilities
Long-term borrowings	5,131	5,131
Bonds payable	14,880	14,880
Long-term payables	44,368	566	(43,802)
Long-term staff remuneration payable	2,206	2,206
Estimated liabilities	777	2,455	1,678
Lease liabilities	—	55,913	55,913
Deferred income	1,132	167	(965)
Other non-current liabilities	1,245	1,245
Deferred income tax liabilities	63	—	(63)

Total non-current liabilities	69,802	82,563	12,761

Total liabilities	143,522	158,537	15,015

4.2

Adjustments to Relevant Items in Financial Statements at the Beginning of the current year for the Initial Application of the New Financial Instrument Standards, New Income Standards and New Lease Standards (Cont’d)

China Eastern Airlines Corporation Limited

Balance Sheet of the Parent Company (Cont’d) (Unaudited)

RMB million
	31 December 2018 Company	1 January 2019 Company	Adjusted amount
Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	14,467	14,467
Capital reserves	27,470	27,470
Other comprehensive income	(1,550)	(1,550)
Surplus reserves	568	568
Undistributed profits	3,275	2,528	(747)

Total equity attributable to shareholders of parent company	—	—

Minority interests	—	—

Total shareholders’ equity	44,230	43,483	(747)

Total liabilities and shareholders’ equity	187,752	202,020	14,268

The above adjustments are the impact of the implementation of the New Lease Standards.